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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 14)

ADC Telecommunications, Inc.
(Name of Subject Company)

Tyco Electronics Minnesota, Inc.
Tyco Electronics Ltd.
(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.20 PER SHARE
(Title of Class of Securities)
(including the associated preferred stock purchase rights)

000886-309
(Cusip Number of Class of Securities)

Robert A. Scott
Executive Vice President and General Counsel
Tyco Electronics Ltd.
1050 Westlakes Drive
Berwyn, Pennsylvania 19312
Telephone: (610) 893-9560
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
William H. Aaronson, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Amendment No. 14 ("Amendment No. 14") amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the "Schedule TO") originally filed on July 26, 2010 by Tyco Electronics Ltd., a Swiss corporation ("Tyco Electronics"), and Tyco Electronics Minnesota, Inc., a Minnesota corporation and an indirect wholly owned subsidiary of Tyco Electronics ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.20 per share (together with the associated preferred stock purchase rights, the "Shares"), of ADC Telecommunications, Inc., a Minnesota corporation ("ADC"), for $12.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 26, 2010 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        All capitalized terms used in this Amendment No. 14 without definition have the meanings ascribed to them in the Schedule TO.

        The items of the Schedule TO set forth below, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below.

Items 1 through 9, and Item 11.

          Items 1 through 9, and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

              The Offer expired at 5:00 p.m., New York City time, on Wednesday, December 8, 2010. The depositary for the Offer has advised Tyco Electronics that, as of the expiration of the offering period, a total of approximately 84,333,859 Shares of ADC were validly tendered and not withdrawn (not including approximately 4,794,355 Shares subject to guaranteed delivery procedures), representing approximately 86.80% of the outstanding Shares. All Shares that were validly tendered and not withdrawn during the offering period have been accepted for payment.

              Pursuant to the terms of the Merger Agreement, Purchaser has exercised its option to purchase directly from ADC an additional number of Shares sufficient to give Purchaser ownership of at least 90% of the outstanding Shares, when combined with the Shares purchased by Purchaser in the Offer. Pursuant to this option, on December 9, 2010, Purchaser purchased an additional 54,555,863 Shares from ADC at a purchase price of $12.75 per Share, which together with the Shares purchased in the Offer (but not including any Shares tendered by notice of guaranteed delivery) represented at least 90% of the outstanding Shares.

              Pursuant to the terms of the Merger Agreement on December 9, 2010, Purchaser merged with and into ADC through a short form merger under Minnesota law, with ADC continuing as the surviving corporation and an indirect wholly owned subsidiary of Tyco Electronics. By virtue of the Merger, each issued and outstanding Share (other than Shares held by Tyco Electronics or any direct or indirect wholly owned subsidiary of Tyco Electronics or ADC) was cancelled and converted into the right to receive the same consideration, without interest, received by holders who tendered in the Offer, subject to the proper exercise of dissenters' rights.

              On December 9, 2010, Tyco Electronics issued two press releases announcing the completion of the Offer and the Merger, respectively. The full text of the press releases are attached as Exhibit (a)(31) and Exhibit (a)(32) and are incorporated herein by reference.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(31)	Tyco Electronics Successfully Completes Tender Offer for ADC Shares, December 9, 2010.
(a)(32)	Tyco Electronics Completes Acquisition of ADC, December 9, 2010.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2010

Tyco Electronics Minnesota, Inc.
By:	/s/ /s/ TERRENCE R. CURTIN

Name: Terrence R. Curtin
Title: Treasurer and Chief Financial Officer
Tyco Electronics Ltd.
By:	/s/ /s/ TERRENCE R. CURTIN

Name: Terrence R. Curtin
Title: Executive Vice President and Chief Financial Officer

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  Item 12. Exhibits.
SIGNATURES